May 24, 2019

Kathryn M. Stalmack
Senior Vice President and General Counsel
BioScrip, Inc.
1600 Broadway
Suite 700
Denver, CO 80202

       Re: BioScrip, Inc.
           Preliminary Proxy Statement on Schedule 14A
           Filed April 30, 2019
           File No. 001-11993

Dear Ms. Stalmack:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A Filed April 30, 2019

General

1. Please provide pro forma selected financial data for the most recent fiscal year and interim period. Refer to Item 14(b)(9) of Schedule 14A.
2. Please provide in a table designed to facilitate comparison, historical and pro forma per share data of the acquiring company and historical and equivalent pro forma per share data of the target company for the most recent fiscal year and interim period. Refer to
      Item 14(b)(10) of Schedule 14A.
 Kathryn M. Stalmack
FirstNameInc.
BioScrip, LastNameKathryn M. Stalmack
Comapany NameBioScrip, Inc.
May 24, 2019
May 24, 2019 Page 2
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FirstName LastName
Unaudited Pro Forma Condensed Combined Financial Statements
Notes to Unaudited Pro Forma Combined Financial Information
5. Unaudited Pro Forma Combined Balance Sheet Adjustments, page 131

3. Please use the most recent closing price of Bioscrip's common stock in your next amendment.
A. Cash and Cash Equivalents, page 133

4. We note your adjustment of $124,392 (in thousands) for the settlement of preferred shareholders' liquidation preference. Please provide a discussion of how this amount was calculated.
H. Deferred Income Taxes, page 135

5. Please revise to disclose the amount of each component of the deferred income taxes and the significant assumptions that were used to calculate each amount.
6. Please revise to disclose how you derived the change in the valuation allowance. In addition, please clarify how the estimated weighted average statutory rate of 26.0% was determined.
6. Statement of Income Adjustments, page 137

7. We note from your disclosure beginning on page 50 that you started the discussion and process of the merger in 2018. Please tell us whether you have recorded any transaction expenses in your income statements during the periods presented in your pro forma statements of operations. If so, please explain how you considered adjusting your income statement for these non-recurring costs. Refer to Rule 11-02(b)(6) of Regulation S-X.
A. Net Revenue, page 137

8. We note that you have recorded an adjustment to remove the adoption of ASC 606 as HC
         II has not adopted the standard. Please provide us with a detailed discussion to support this adjustment considering HC II will be required to adopt the standard in the near future.
C. Interest Expense, page 137

9. Please disclose the interest rate utilized to calculate the interest expense on the secured senior credit facilities issued in conjunction with the merger and describe how you determined these rates were reasonable.
F. Income Tax (Expense) benefit, page 138

10. Please revise to disclose the tax effects of the pro forma adjustments based on the statutory rate in effect during the periods presented. If the taxes are calculated utilizing a
 Kathryn M. Stalmack
BioScrip, Inc.
May 24, 2019
Page 3
         rate other than the statutory rate, please disclose how you determined the tax rate utilized.
          Refer to Instruction 7 to paragraph (b) of Rule 11-02 of Regulation
S-X.
Option Care Management's Discussion and Analysis
Liquidity and Capital Resources
Cash Flows from Operating Activities, page 176

11. We note significant fluctuations in cash provided by operating activities during the periods presented on page 189. Please expand your disclosure to include a robust discussion describing and quantifying the specific effects of the drivers that contributed to the material changes in your operating cash flows for the periods presented. The disclosure should also include a discussion of the underlying reasons for changes in working capital items that affect operating cash flows. See guidance in Section IV.B.1 of
         SEC Release 33-8350.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Steve Lo at 202-551-3394 or Angela Lumley at 202-551-3398 if you
have questions.



                                                                Sincerely,
FirstName LastNameKathryn M. Stalmack
                                                                Division of
Corporation Finance
Comapany NameBioScrip, Inc.
                                                                Office of
Beverages, Apparel and
May 24, 2019 Page 3                                             Mining
FirstName LastName